UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F      ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Acquisition of Remaining Equity Interest of Gazit Development

On May 8, 2016, Gazit-Globe Ltd. (“Gazit” or the “Company”) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that the Company has reached agreement to acquire the remaining 15.35% (25% on a fully diluted basis) of the share capital of its subsidiary, Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), which would transform Gazit Development into a wholly-owned subsidiary of the Company. The acquisition is in line with Gazit’s announced strategy of increasing the private real estate component under its ownership and moving towards a direct private property ownership model.

The remaining equity interest in Gazit Development to be acquired by Gazit is currently held by Ronen Ashkenazi Holdings Ltd. (“Ashkenazi Holdings”), a company owned by Mr. Ronen Ashkenazi. The agreement between Gazit and Ashkenazi Holdings for the acquisition of this equity interest contains the following additional terms:

●	Mr. Ashkenazi will terminate his service as the CEO of Gazit Development; and
●	Gazit Development will sell to Mr. Ashkenazi its direct and indirect rights in the following non-core assets:

●	two plots of land;
●	an office building in Israel (Mr. Ashkenazi will be entitled to receive partial funding for that acquisition from Gazit Development); and
●	some of the shares of subsidiaries of Gazit Development that own real estate in Bulgaria and Macedonia (with the balance of the shares continuing to be indirectly owned by Gazit Development).

The parties are working toward signing a detailed agreement in accordance with the foregoing terms. The scope of the entire transaction is not material for the Company.

For details regarding the activities of Gazit Development, please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, which was filed by Gazit with the Securities and Exchange Commission on April 22, 2016.

Forward Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 9, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Senior Executive Vice President and Chief Financial Officer

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